1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2015
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date 4 August, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

CONNECTED TRANSACTION PROPOSED CAPITAL CONTRIBUTION TO CHINA RARE EARTH

The Board announces that the Capital Increase Agreement was entered into among the Company, China Rare Earth, Chinalco, Jiaozuo Wanfang, China-Belgium Fund and Haitong Kaiyuan on 31 July 2015, pursuant to which, the Company proposed to make a capital contribution to China Rare Earth. The Company intended to make a capital contribution of RMB400,000,000 to China Rare Earth with the appraised value of China Rare Earth on the Benchmark Date as its basis of consideration to obtain approximately 13.00% of equity interests in China Rare Earth.

As at the date of this announcement, Chinalco is the controlling Shareholder of the Company and China Rare Earth is a subsidiary of Chinalco. As such, China Rare Earth is a connected person of the Company. Therefore, the capital contribution to China Rare Earth by the Company constitutes a connected transaction of the Company under the Hong Kong Listing Rules.

As one or more of the applicable percentage ratios (as defined under Rule 14A.06 of the Hong Kong Listing Rules) in respect of the transaction contemplated under the Capital Increase Agreement are more than 0.1% but less than 5%, the transaction is only subject to the reporting and announcement requirements, but is exempted from the independent Shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

1.	INTRODUCTION

The Board announces that the Capital Increase Agreement was entered into among the Company, China Rare Earth, Chinalco, Jiaozuo Wanfang, China-Belgium Fund and Haitong Kaiyuan on 31 July 2015, pursuant to which, the Company proposed to make a capital contribution to China Rare Earth. The Company intended to make a capital contribution of RMB400,000,000 to China Rare Earth with the appraised value of China Rare Earth on the Benchmark Date as its basis of consideration to obtain approximately 13.00% of equity interests in China Rare Earth.

Prior to the Capital Increase, the registered capital of China Rare Earth amounted to RMB266,666,670 and the appraised total shareholders' equity as at the Benchmark Date amounted to RMB1,703,175,900. The corresponding net assets to the capital contribution per RMB1 amounted to RMB6.3869. Upon completion of the Capital Increase, the Company will obtain a registered capital of RMB62,628,100 in China Rare Earth. The surplus of the amount of the Capital Increase over the aforesaid registered capital obtained by the Company will be transferred to the capital reserve of China Rare Earth.

2.	CAPITAL INCREASE AGREEMENT

2.1	Date

31 July 2015

2.2	Parties

(1)	The Company, being a shareholder after the Capital Increase;

(2)	China Rare Earth, being the target company;

(3)	Chinalco, being an original shareholder of the target company (holding 75% of the equity interests in China Rare Earth prior to the Capital Increase);

(4)	Jiaozuo Wanfang, being an original shareholder of the target company (holding 20% of the equity interests in China Rare Earth prior to the Capital Increase);

(5)	China-Belgium Fund, being an original shareholder of the target company (holding 2.56% of the equity interests in China Rare Earth prior to the Capital Increase); and

(6)	Haitong Kaiyuan, being an original shareholder of the target company (holding 2.44% of the equity interests in China Rare Earth prior to the Capital Increase).

2.3	Amount of and Consideration for the Capital Increase

The parties unanimously agreed that the Company shall make a capital contribution of RMB400,000,000 to China Rare Earth in cash. The amount of the Capital Increase shall be determined with reference to the corresponding appraised net assets per RMB1 of the capital contribution made to China Rare Earth set out in the Asset Appraisal Report as at the Benchmark Date being RMB6.3869 per RMB1 of the capital contribution. Upon completion of the Capital Increase, the Company, Chinalco, Jiaozuo Wanfang, China-Belgium Fund and Haitong Kaiyuan will hold approximately 13.00%, 47.10%, 11.71%, 1.50% and 1.43% of equity interests in China Rare Earth, respectively, while other shareholders will hold approximately 25.26% of equity interests in China Rare Earth in aggregate.

2.4	Payment of Consideration

The Company shall transfer the consideration for the Capital Increase in full to the account of China Rare Earth no later than 31 July 2015 from the date on which the Capital Increase Agreement formally becomes effective.

2.5	Effectiveness of the Agreement

The Capital Increase Agreement shall become effective upon satisfaction of all the following conditions:

(1)	the Capital Increase Agreement having been signed by the legal representative or authorized representative of each party with the company seal affixed;

(2)	China Rare Earth having completed the regulatory approval procedures in relation to the state-owned assets; and

(3)	the Capital Increase having been considered and approved at the general meeting of China Rare Earth.

If the above conditions could not be satisfied and result in that the Capital Increase Agreement fails to take effect, no party shall take legal action against any other parties.

3.	REASON FOR AND BENEFIT OF THE TRANSACTION

China Rare Earth serves as a platform for the integration of the rare earth industry of Chinalco, one of the six largest rare earth groups in the PRC. The Capital Increase is in line with the strategic position of the Company to develop towards the upstream of the industry chain and conforms to the development strategies of the Company, and it could add a new profit driver for the Company.

The Directors (including the independent non-executive Directors) are of the view that the transaction contemplated under the Capital Increase Agreement is made on normal commercial terms and the terms contained therein are fair and reasonable, and are in the interests of the Company and the Shareholders as a whole.

4.	INFORMATION ON CHINA RARE EARTH

4.1	Basic Information

China Rare Earth, incorporated in 1988 as an enterprise owned by the whole people, was put under Chinalco in 2007. In 2010, to meet Chinalco's needs to establish the segment-based management approach under the strategic management and control and to speed up the development of rare earth segment, China Rare Earth was reorganized, all the assets and liabilities except monetary fund of RMB100 million and its corresponding paid-up capital contribution of RMB100 million were put under Chinalco Metals Trading Co., Ltd . On 6 January 2014, China Rare Earth introduced strategic investors, including Jiaozuo Wanfang, China-Belgium Fund and Haitong Kaiyuan, with its registered capital increased to RMB266,666,670, thus Chinalco's shareholding in China Rare Earth decreased to 75% from 100%. There was no original acquisition cost to China Rare Earth.

China Rare Earth is primarily engaged in: ore-dressing, smelting and processing of rare earth and other non-ferrous metals; production and sales of non-ferrous metals and relevant products as well as raw and auxiliary materials; application of new technologies and development and technology services; import and export business; and sales of chemical products (excluding dangerous chemicals), building materials, steel products, machinery and electronic equipments, refrigeration and air-conditioning equipments, electronic devices, vehicles and spare parts, hardware and electrical equipment, articles of daily use, wood, office communication equipment, vehicles, products from non-ferrous mines and processed products. (Businesses that require approvals according to laws and regulations are commenced after obtaining approvals from the relevant authorities pursuant to such approvals.).

In accordance with the PRC Generally Accepted Accounting Principles, the net profits of China Rare Earth (before and after taxation and extraordinary items) for the financial years ended 31 December 2013 and 31 December 2014 are set out as follows:

	For the year ended 31 December 2014	For the year ended 31 December 2013
	(RMB)	(RMB)

Net profit before taxation and extraordinary items	28,820,032.38	212,303,377.43
Net profit after taxation and extraordinary items	25,101,516.28	131,016,335.28

4.2	Information on Valuation

Before the Capital Increase, China United Assets Appraisal Group Co., Ltd. appraised the assets of China Rare Earth and issued the Asset Appraisal Report. The Benchmark Date was 31 December 2014, and the assets-based approach was adopted for the appraisal.

According to the Asset Appraisal Report, as of the Benchmark Date, the carrying value of total assets of China Rare Earth amounted to RMB2,303,247,400 and the appraised value amounted to RMB2,306,499,100. The carrying value of total liabilities amounted to RMB603,323,200 and the appraised value amounted to RMB603,323,200. The carrying value of net assets amounted to RMB1,699,924,200 and the appraised value amounted to RMB1,703,175,900.

5.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, Chinalco is the controlling Shareholder of the Company and China Rare Earth is a subsidiary of Chinalco. As such, China Rare Earth is a connected person of the Company. Therefore, the capital contribution to China Rare Earth by the Company constitutes a connected transaction of the Company under the Hong Kong Listing Rules.

As one or more of the applicable percentage ratios (as defined under Rule 14A.06 of the Hong Kong Listing Rules) in respect of the transaction contemplated under the Capital Increase Agreement are more than 0.1% but less than 5%, the transaction is only subject to the reporting and announcement requirements, but is exempted from the independent Shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As Mr. Ge Honglin, Mr. Luo Jianchuan and Mr. Liu Caiming, all Directors of the Company, concurrently hold positions in Chinalco, they have abstained from voting on the Board resolution in respect of approving the Capital Increase. Save as disclosed above, none of the Directors has any material interest in the transaction contemplated under the Capital Increase Agreement, and therefore none of the Directors has abstained from voting on such Board resolution.

6.	GENERAL INFORMATION

6.1	Information on Chinalco

Chinalco, established in February 2001, as the controlling Shareholder of the Company. Chinalco is a state-owned enterprise incorporated under the laws of the PRC and its entities and business were contributed into the Company upon the establishment of the Company. The principal business activities of Chinalco include the production and sale of aluminum, copper, rare earth and mineral products of relevant non-ferrous metals, smelted products, fabrication products and carbon products.

6.2	Information on the Company

The Company is a joint stock company incorporated in the PRC with limited liability, whose shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange and its ADSs are listed on the New York Stock Exchange. The Group is principally engaged in the mining of bauxite, the production and sale of alumina and primary aluminum, the operating of coal and iron ore businesses as well as the trading of other non-ferrous metal products.

6.3	Information on Jiaozuo Wanfang

Jiaozuo Wanfang was incorporated in March 1993. Its principal businesses include smelting and processing of aluminum; sale of aluminum products and metal materials; transportation of general goods; export of self-made products and related technologies of Jiaozuo Wanfang or its subsidiaries, import of raw and auxiliary materials, machinery equipment, instruments and meters, spare and accessory parts and other goods as well as related technologies required by Jiaozuo Wanfang or its subsidiaries for production and research; undertaking business relating to Chinese-foreign joint ventures, joint production and "three forms of OEM and compensation trade"; and engaging in hedging operation in overseas futures market with a license for overseas futures business.

	6.4	Information on China-Belgium Fund

China-Belgium Fund is an industrial investment fund registered with the State Administration of Industry and Commerce in November 2011 and set up with approval of the State Council and joint contribution of governments and commercial institutions of China and Belgium for a period of existence of 20 years. At present, the investment size amounts to approximately RMB3,000 million.

	6.5	Information on Haitong Kaiyuan

Haitong Kaiyuan is a direct equity investment company, established in October 2008 with approval of the China Securities Regulatory Commission and sole contribution by Haitong Securities Co., Ltd. Haitong Kaiyuan manages over RMB6,000 million at present. Haitong Kaiyuan has extensive practical experiences in corporate operation optimization, development of medium and long-term strategic plan as well as capital operation.

7.	DEFINITION

In this announcement, unless the context otherwise requires, the following expressions shall have the following respective meanings:

"A Shares"	domestic shares with a nominal value of RMB1.00 each in the ordinary share capital of the Company, which are listed on the Shanghai Stock Exchange;

"ADS"	American depository shares issued by The Bank of New York Mellon as depository bank and listed on the New York Stock Exchange, each of which represents the entitlement of 25 H shares;

"Asset Appraisal Report"	the Asset Appraisal Report on China Rare Earth (Zhong Lian Ping Bao Zi [2015] No.566) as at the Benchmark Date (being 31 December 2014) issued by China United Assets Appraisal Group Co., Ltd.* and filed by Chinalco prior to the Capital Increase;

"Benchmark Date"	31 December 2014;

"Board"	the board of Directors;

"Capital Increase"	the contribution of RMB400 million proposed to be made by the Company to China Rare Earth to obtain approximately 13.00% equity interests in China Rare Earth;

"Capital Increase Agreement"	the capital increase agreement entered into among the Company, China Rare Earth, Chinalco, Jiaozuo Wanfang, Haitong Kaiyuan and China-Belgium Fund on 31 July 2015, pursuant to which, the Company proposed to make a capital contribution to China Rare Earth;

"China Rare Earth"	(China Rare Earth Co., Ltd.*), a controlling subsidiary of Chinalco as at the date of the announcement;

"China-Belgium Fund"	China-Belgium Direct Equity Investment Fund ;

"Chinalco"	(Aluminum Corporation of China*), a solely state-owned enterprise and the controlling Shareholder of the Company, which directly and indirectly holds approximately 34.45% of the total issued share capital of the Company as at the date of this announcement;

"Company"	(Aluminum Corporation of China Limited*), a joint stock company incorporated in the PRC with limited liability, whose A Shares, H Shares and ADSs are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange respectively;

"connected person"	has the meaning ascribed thereto under the Hong Kong Listing Rules;

"Directors"	the directors of the Company;

"Group"	the Company and its subsidiaries;

"H shares"	overseas listed foreign shares with a nominal value of RMB1.00 each in the share capital of the Company, which are listed on the Hong Kong Stock Exchange and subscribed in Hong Kong dollars;

"Haitong Kaiyuan"	Haitong Kaiyuan Investment Co., Ltd. ;

"Hong Kong"	The Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Jiaozuo Wanfang"	Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd.* ;

"PRC"	the People's Republic of China, for the purpose of this announcement, excluding Hong Kong, Macau Special Administrative Region and Taiwan;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shareholder(s)"	the shareholder(s) of the Company;

"%"	percentage.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
3 August 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Ge Honglin, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Ma Sihang, Frederick, Ms. Chen Lijie and Mr. Hu Shihai (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary